AdeptPros, Inc.

14301 87th Street, Suite 110

Scottsdale, AZ 85260

June 3, 2015

VIA EDGAR

Matthew Crispino, Staff Attorney

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:        AdeptPros Inc.

Registration Statement on Form S-1

File No. 333-195995

Filed June 3, 2015

Dear Mr. Crispino:

We are in receipt of your comment letter dated May 8, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Financial Statements

Note 6- Subsequent Events, page F-6

1.	We note your revised disclosure in response to prior comment 6, indicates that you have reviewed all material events “through the date of this report.” Revise to disclose the date through which subsequent events have been evaluated. Refer to FASB ASC 855-10-50-1. Noting “date of this report” is not sufficient.

RESPONSE: We have revised this language to specifically refer to the actual audit report date in Note 6 of the interim financial statements and Note 11 of the audited annual financial statements.

Notes to Consolidated Financial Statements

Note 1_- Sumamry of Significant Accounting Policies

Revenue Recognition- page F-8

2.	We note your expanded disclosure on page 24 in response to the second bullet point of prior comment 7. Your statement that any PCS was de minimis and therefore no allocation has been made is not fully clear to us. Please provide us with your analysis that supports how you met each of the conditions in FASB ASC 985-605-25-71. Also refer to FASB ASC 985-605-25-72 and 25-73.

RESPONSE: We concluded the PCS was de minimis and not booked due to materiality based on the following analysis:

Period	Revenue earned from Company owned App Sales	Consolidated Revenue	% of Consolidated Revenue
9 months ended 12/31/2014	$2.00	$1,171,046	0.00017%
Year Ended 03/31/2014	$645.00	$1,587,089	0.0406%
Year ended 03/31/2013	$0	$737,419	0%

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

For the three and nine months ended December 31, 2014 and 2013

Provision for Income Taxes, page 30

3.	Your expanded disclosure in response to prior comment 8 indicates that you recognized a tax benefit for the three months ended December 31, 2014, among other periods. Your statement of operations on page F-2 appears to show a tax expense for this period. Please advise.

RESPONSE: The statement of operations on page F-2 for the 3 months ended December 31, 2014 shows a tax benefit. The description line on the statement of operations has been revised to indicate more clearly that a negative number in that line item indicates an income tax benefit.

Liquidity and Capital Resources, page 33

4.	We note your expanded disclosures in response to prior comment 9. It continues to appear that your disclosures do not provide a detailed discussion and analysis of operating cash flows for the year ended March 31, 2014 as well as for the nine months ended December 31, 2014. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to guidance in Section IV.B.1 of SEC Release 33-8350.

RESPONSE: We believe we have adequately indicated the main driver for changes in operating cash flows, which are primarily increased billings with Sutoer Solutions, Inc. We have further expanded the disclosure to provide reasoning behind the changes in the material working capital items for both the 9 months ended December 31, 2014 and the year ended March 31, 2014.

Sincerely,

AdeptPros, Inc.

By:	/s/ Venkat Nallapati
Name:	Venkat Nallapati
Title:	Chief Executive Officer